As filed with the U.S. Securities and Exchange Commission on February 8, 2016

Registration Statement No. 333-209087

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-80

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

SUNCOR ENERGY INC.

(Exact Name of Registrant as Specified in Its Charter)

CANADA	1311, 1321, 2911, 4613, 5171, 5172	98-0343201
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

150-6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada, T2P 3E3

(403) 296-8000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 8th Avenue, 13th Floor, New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Janice B. Odegaard Suncor Energy Inc. 150-6th Avenue S.W., P.O. Box 2844 Calgary, Alberta Canada T2P 3E3 (403) 296-8000	Donald R. Crawshaw George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000	Chad Schneider Blake, Cassels & Graydon LLP 855 - 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary, Alberta Canada T2P 4J8 (403) 260-9600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

Pursuant to Rule 429 under the Securities Act, the prospectus contained in this registration statement also relates to the Registrant’s Registration Statement on Form F-80 (Commission File No. 333-207268) originally filed with the Commission on October 5, 2015 (the “Initial Registration Statement”), as heretofore amended.

Explanatory Note

The Registrant hereby amends its Registration Statement on Form F-80 (Commission File No. 333-209087), originally filed with the Commission on January 22, 2016 (“Registration Statement No. 2” and, together with the Initial Registration Statement, the “Registration Statements”), to include the Notice of Extension and Change, dated February 5, 2016, which the Registrant filed in its home jurisdiction as a supplement to the Offer and Circular (as defined below).

Pursuant to Rule 429 under the Securities Act, Registration Statement No. 2, as amended by this Post-Effective Amendment No. 1, constitutes a post-effective amendment to the Initial Registration Statement.

The Registrant previously paid an aggregate registration fee of U.S.$86,423.42 with its filing of the Registration Statements in relation to its registration thereunder, in the aggregate, of 47,490,800 of its common shares.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Offer to Purchase and Take-over Bid Circular dated October 5, 2015 (the “Offer and Circular”)*

Notice of Variation and Change, dated November 12, 2015 (the “First Notice of Variation”)**

Notice of Extension, dated December 3, 2015 (the “First Notice of Extension”)***

Notice of Extension, dated January 8, 2016 (the “Second Notice of Extension”)****

Notice of Variation and Change, dated January 22, 2016 (the “Second Notice of Variation”)*****

Notice of Extension and Change, dated February 5, 2016 (the “Third Notice of Extension”)

2.	Informational Legends.

See pages (iii) and (iv) (continuation of cover page) of the Offer and Circular.*

See page (ii) (continuation of cover page) of the First Notice of Variation.**

See pages (ii) and (iii) (continuation of cover page) of the First Notice of Extension.***

See pages (ii) and (iii) (continuation of cover page) of the Second Notice of Extension.****

See page (iii) (continuation of cover page) of the Second Notice of Variation.*****

See pages (ii) and (iii) (continuation of cover page) of the Third Notice of Extension.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular*, the First Notice of Variation**, the First Notice of Extension***, the Second Notice of Extension****, the Second Notice of Variation***** and the Third Notice of Extension provide that copies of the documents incorporated by reference may be obtained on request without charge from

*	Previously filed with the Initial Registration Statement and incorporated by reference into Registration Statement No. 2.
**

Previously filed with Post-Effective Amendment No. 1 to the Initial Registration Statement, filed with the Commission on November 12, 2015 and incorporated by reference into Registration Statement No. 2.

***

Previously filed with Post-Effective Amendment No. 2 to the Initial Registration Statement, filed with the Commission on December 3, 2015 and incorporated by reference into Registration Statement No. 2.

****

Previously filed with Post-Effective Amendment No. 3 to the Initial Registration Statement, filed with the Commission on January 11, 2016 and incorporated by reference into Registration Statement No. 2.

*****	Previously filed with Registration Statement No. 2.

the Corporate Secretary of the Registrant at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3, or by telephone at 1-800-558-9071.

4.	List of Documents Filed with the Commission.

See the heading “Documents Filed with the SEC as Part of the Registration Statement” in the Offer and Circular* and the heading “Additional Documents Filed with the SEC as Part of the Registration Statement” in the First Notice of Variation**, the Second Notice of Extension****, the Second Notice of Variation***** and the Third Notice of Extension.

References to web addresses in the Offer and Circular, the First Notice of Variation, the First Notice of Extension, the Second Notice of Extension, the Second Notice of Variation or the Third Notice of Extension are included as inactive textual references only. Except as specifically incorporated by reference into the Offer and Circular, the First Notice of Variation, the First Notice of Extension, the Second Notice of Extension, the Second Notice of Variation or the Third Notice of Extension, information on these websites is not part of such documents, or part of either Registration Statement.

The Offer (as defined below) has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Shareholders in the United States should read the Notice to Shareholders in the United States on pages ii and iii (continuation of the cover page) of this Notice of Extension and Change.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor.

If you have questions, please contact D.F. King Canada, a division of CST Investor Services Inc., the information agent in connection with the Offer, by telephone at 1-866-521-4427 (Toll Free in North America) or 1-201-806-7301 (Banks, Brokers and Collect Calls) or by email at inquiries@dfking.com.

Information has been incorporated by reference in the Offer and Circular (as defined below) from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Offer and Circular may be obtained on request without charge from the Corporate Secretary of the Offeror at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3 or by telephone: 1-800-558-9071, and are also available electronically on SEDAR at www.sedar.com.

February 5, 2016

NOTICE OF EXTENSION AND CHANGE

by

SUNCOR ENERGY INC.

of its

OFFER TO PURCHASE

all of the outstanding common shares of

CANADIAN OIL SANDS LIMITED

on the basis of 0.28 of a common share of Suncor Energy Inc.

for each common share of Canadian Oil Sands Limited

Suncor Energy Inc. (the “Offeror” or “Suncor”) hereby gives notice of the extension of the period for acceptance of, and a change in certain information relating to, its offer dated October 5, 2015 (the “Original Offer”), as amended by the Notice of Variation and Change of the Offeror dated November 12, 2015 (the “First Notice of Variation”), by the Notice of Extension of the Offeror dated December 3, 2015 (the “Second Notice of Variation”), by the Notice of Extension of the Offeror dated January 8, 2016 (the “Third Notice of Variation”) and by the Notice of Variation and Change of the Offeror dated January 22, 2016 (the “Fourth Notice of Variation”, together with the Original Offer, the First Notice of Variation, the Second Notice of Variation and the Third Notice of Variation, the “Offer”) to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares (“Company Common Shares”) of Canadian Oil Sands Limited (the “Company” or “COS”) together with the associated rights to purchase Company Common Shares (“Rights”) issued and outstanding under the Company’s shareholder rights plans (the Company Common Shares, together with such Rights, the “Shares”), including any Shares that may become issued and outstanding after the date of the Original Offer but prior to the Expiry Time. As more than 50% of the Shares held by Independent Shareholders have been tendered to and taken up under the Offer, this extension constitutes the Mandatory Extension Period as required pursuant to the Permitted Bid provisions of the Shareholder Rights Plan (such terms as defined in the Offer and Circular, as defined below).

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (CALGARY TIME) ON FEBRUARY 22, 2016 UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN BY THE OFFEROR.

ALL OF THE CONDITIONS TO THE OFFER HAVE BEEN SATISFIED AND 353,307,264 SHARES (OR APPROXIMATELY 72.9% OF THE ISSUED AND OUTSTANDING SHARES ON A FULLY-DILUTED BASIS) HAVE BEEN TAKEN UP UNDER THE OFFER. AS A RESULT, THERE HAVE BEEN CHANGES TO THE EXPECTED U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACCEPTING THE OFFER. SHAREHOLDERS ARE URGED TO CAREFULLY REVIEW THE DISCLOSURE UNDER “AMENDMENTS TO INFORMATION CONCERNING CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” HEREIN.

This Notice of Extension and Change should be read in conjunction with the Offer and accompanying circular dated October 5, 2015 (the “Original Circular”), as amended by the First Notice of Variation, the Second Notice of Variation, the Third Notice of Variation and the Fourth Notice of Variation, (the Original Circular together with the First Notice of Variation, the Second Notice of Variation, the Third Notice of Variation and the Fourth Notice of Variation, the “Circular”, and the Circular together with the Offer, the “Offer and Circular”) and the associated letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), in each case as amended by the First Notice of Variation, the Second Notice of Variation, the Third Notice of Variation and the Fourth Notice of Variation (collectively, the “Offer Documents”). Except as otherwise set forth herein, the terms and conditions set forth in the Offer Documents continue to be applicable in all respects. Unless the context requires otherwise, terms used herein but not defined herein have the respective meanings set out in the Offer and Circular.

Shareholders who validly deposited and did not withdraw their Shares prior to 4:00 p.m. (Calgary time) on February 5, 2016 are not required to take any further action to accept the Offer as all such validly tendered Shares have been taken up and paid for by the Offeror. Registered Shareholders (meaning Shareholders that have a physical share certificate or a DRS Advice representing their Shares) who wish to accept the Offer prior to the new Expiry Time of 5:00 p.m. (Calgary time) on February 22, 2016 must properly complete and execute a Letter of Transmittal (printed on yellow paper) and tender it, together with, if applicable, the certificate(s) representing their Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, registered Shareholders may accept the Offer by following the procedures for guaranteed delivery as described in Section 3 of the Offer, “Manner of Acceptance”. Shareholders will not be required to pay any fee or commission if they accept the Offer by tendering their Shares directly with the depositary for the Offer, Computershare Investor Services Inc. (the “Depositary”). Shareholders wishing to tender their Shares may use the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer and Circular, which were filed on October 5, 2015 under the Company’s SEDAR profile at www.sedar.com.

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly if they wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time (as amended by this Notice of Extension and Change). As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Certain non-registered Shareholders whose Shares are held in CDS Clearing and Depository Services Inc., or its nominee, (“CDS”) may accept the Offer, through their respective CDS Participant, by following the procedures for book-entry transfer established by CDS as described in Section 3 of the Offer, “Manner of Acceptance”.

Questions and requests for assistance may be directed to D.F. King Canada, a division of CST Investor Services Inc., the information agent in connection with the Offer (the “Information Agent”), J.P. Morgan Securities Canada Inc. or CIBC World Markets Inc., the dealer managers in connection with the Offer (the “Dealer Managers”), or the Depositary. Contact details may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent, the Dealer Managers or the Depositary in the manner specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular, including this Notice of Extension and Change, in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian GAAP, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of Offeror Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 4 of this Notice of Extension and Change, “Amendments to Information Concerning Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said Persons may be located outside the United States.

THE OFFEROR COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Offeror Common Shares or Shares, or certain related securities, as permitted by applicable Law or regulations of the United States, Canada or its provinces or territories.

CURRENCY

All references to “$” mean Canadian dollars. References to “US$” mean United States dollars.

FORWARD-LOOKING STATEMENTS

Statements and information are forward-looking when they use what the Offeror knows and expects today to make a statement about the future. “Forward-looking statements” and “forward-looking information” as defined under applicable Securities Laws may be identified by the use of words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “expect”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek” and “will” and similar expressions related to matters that are not historical facts.

The Offer and the Circular, including the documents incorporated by reference in the Offer and the Circular, and this Notice of Extension and Change, contain forward-looking statements and information. Readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vi of the Original Offer and Circular for important information respecting the forward-looking statements and information provided therein. In addition, this Notice of Extension and Change contains forward-looking statements and information including, but not limited to, the Offeror’s plans to pursue a Subsequent Acquisition Transaction and the timing thereof, the U.S. federal income tax consequences of the Offer and the Subsequent Acquisition Transaction and the Offeror’s anticipated dividend payment and the entitlement of Shareholders to such dividend. All such forward-looking statements and information are subject to important risks, uncertainties and assumptions. All such forward-looking statements are made, where applicable, pursuant to the “safe harbor” provisions of applicable Securities Laws. It is important to know that:

•

unless otherwise indicated, forward-looking statements and information in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of that document and in this Notice of Extension and Change describe the Offeror’s expectations as at the date on which such statements are made;

•

the Offeror’s and the Company’s actual results and events could differ materially from those expressed or implied in the forward-looking statements and information in this Notice of Extension and Change and in the Offer and the Circular, including the documents incorporated by reference, if known or unknown risks affect their respective businesses or the Offer, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement and information will materialize, and accordingly, you are cautioned against relying on these forward-looking statements and information; and

•

the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement or information, in this Notice of Extension and Change, in the Offer and Circular or in any document incorporated by reference therein, even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Securities Laws.

The Offeror has made a number of assumptions with respect to forward-looking statements and information in this Notice of Extension and Change. In particular, in providing such statements and information, the Offeror has assumed, among other things, that it will receive all necessary approvals, certificates and registrations in connection with a potential Subsequent Acquisition Transaction in the timelines and in a manner consistent with its current expectations and that industry and regulatory conditions will develop in a manner consistent with the Offeror’s expectations and that there will be no material adverse changes to the financial condition and operations of either the Offeror or the Company prior to the payment by the Offeror of its declared dividend. Although the Offeror believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the Offeror’s and the Company’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. For a further discussion regarding the risks related to the Offer and the Offeror, readers are urged to consult the information provided under the heading “Forward-Looking Statements” commencing on page vi of the Original Offer and Circular, the information provided in Section 24 of the Original Circular, “Risk Factors” and the information provided in Section 9 of the Fourth Notice of Variation, “Amendments to Risk Factors”. In all cases, dividends will be paid by the Offeror subject to applicable Law.

NOTICE OF EXTENSION AND CHANGE

TO:	THE HOLDERS OF SHARES OF CANADIAN OIL SANDS LIMITED

As set forth in this Notice of Extension and Change, the Offeror has extended the Offer. The Offer is now open for acceptance until 5:00 p.m. (Calgary time) on February 22, 2016 unless the Offer is further extended or withdrawn by the Offeror.

Consequential amendments in accordance with this Notice of Extension and Change are deemed to be made, where required, to the Offer Documents. Except as otherwise set forth in this Notice of Extension and Change, the terms and conditions set forth in the Offer and Circular, and in the Letter of Transmittal and the Notice of Guaranteed Delivery continue to remain in effect, unamended. This Notice of Extension and Change should be read in conjunction with the Offer Documents.

1.	Satisfaction of Conditions

Prior to the expiry of the Offer on February 5, 2016, the Offeror confirmed that all of the conditions described in Section 5 of the Fourth Notice of Variation, “Revised Conditions of the Offer”, had been satisfied.

2.	Take Up of Shares and Subsequent Acquisition Transaction

Prior to the expiry of the Offer on February 5, 2016, the Offeror directed the Depositary to take up the 353,307,264 Shares deposited at that time and advised the Depositary of the commencement of the Mandatory Extension Period such that the Offer has been extended until 5:00 p.m. (Calgary time) on February 22, 2016.

As a result of the Shares taken up under the Offer, the Offeror now owns 353,307,264 Shares, representing approximately 72.9% of the issued and outstanding Shares on a fully-diluted basis. The Offeror paid for the Shares taken up on February 5, 2016 in the manner described in Section 7 of the Offer, “Take Up and Payment for Deposited Shares.”

The Offeror intends to pursue and complete a Subsequent Acquisition Transaction to acquire the reminder of the outstanding Shares for the same consideration of 0.28 of an Offeror Common Share for each Share, and in connection therewith, the Company will call and hold a special meeting of Shareholders to approve such a transaction in mid- to late-March 2016. The Shares that the Offeror has acquired pursuant to the Offer, as well as any additional Shares acquired by the Offeror under the Offer or otherwise prior to the record date for such special meeting (anticipated to be in mid- to late-February 2016), may generally be voted by the Offeror on the resolution to approve such Subsequent Acquisition Transaction. As more than 120 days have elapsed since the date after which the Offer was made, the Offeror is no longer able to complete a Compulsory Acquisition under the ABCA to acquire the remaining outstanding Shares.

3.	Time of Acceptance – Extension of the Offer

The Offeror has extended the Expiry Time of the Offer from 4:00 p.m. (Calgary time) on February 5, 2016 to 5:00 p.m. (Calgary time) on February 22, 2016, unless the Offer is further extended or withdrawn by the Offeror. Accordingly:

(a)

the definition of “Expiry Date” in the Offer and Circular is deleted in its entirety and replaced with the following definition: “Expiry Date” means February 22, 2016 or such later date or dates as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension and Variation of the Offer”; and

(b)

the definition of “Expiry Time” in the Offer and Circular is deleted in its entirety and replaced with the following definition: “Expiry Time” means 5:00 p.m. (Calgary time) on the Expiry Date or such other time or times on the Expiry Date as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension and Variation of the Offer”.

In addition, all references to “4:00 p.m. (Calgary time) on February 5, 2016” in the Offer Documents, as amended or supplemented by this Notice of Extension and Change, are deleted in their entirety and replaced by “5:00 p.m. (Calgary time) on February 22, 2016”. As more than 50% of the Shares held by Independent Shareholders have been tendered to the Offer, this extension constitutes the Mandatory Extension Period as required pursuant to the Permitted Bid provisions of the Shareholder Rights Plan.

4.	Amendments to Information Concerning Certain United States Federal Income Tax Considerations

As a result of the Offeror taking up and paying for 353,307,264 Shares (representing approximately 72.9% of the issued and outstanding Shares on a fully-diluted basis) on February 5, 2016, the Offeror is able to ensure that a Subsequent Acquisition Transaction will be completed and the Offeror will acquire the remainder of the outstanding Shares, as described above in Section 2 of this Notice of Extension and Change, “Take Up of Shares and Subsequent Acquisition Transaction”. Accordingly, the Offeror intends for the Offer and the Subsequent Acquisition Transaction to be treated as a reorganization for U.S. federal income tax purposes. If the Offer is so treated, a U.S. Holder generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Shares for Offeror Common Shares pursuant to the Offer. The determination of whether the exchange pursuant to the Offer or any Subsequent Acquisition Transaction will qualify for such treatment depends on the resolution of complex issues and facts, and there is no assurance that the exchange pursuant to the Offer or any Subsequent Acquisition Transaction will qualify for such treatment.

The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the description of U.S. federal income tax considerations in Section 19 of the Original Offer and Circular dated October 5, 2016, “Certain United States Federal Income Tax Considerations”. Tax matters are very complicated, and the tax consequences of the Offer to a particular Shareholder will depend in part on such Shareholder’s circumstances. Accordingly, Shareholders are urged to consult their own U.S. tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax Laws.

5.	Dividend Entitlement

As announced on February 2, 2016, the Offeror Board has approved a dividend of $0.29 per Offeror Common Share payable March 25, 2016 to Offeror Shareholders of record on March 4, 2016. Former Shareholders whose Shares have been taken up by Suncor, as well as Shareholders who validly tender their Shares to the Offer and whose Shares are taken up by the Offeror during the Mandatory Extension Period, will be entitled to receive this dividend in respect of the Offeror Common Shares received in exchange for their Shares, provided that they continue to hold the Offeror Common Shares on the record date for the dividend. Shareholders who do not validly tender by the Expiry Time (as amended by this Notice of Extension and Change) and whose Shares may be ultimately exchanged for Offeror Common Shares pursuant to a Subsequent Acquisition Transaction will not be entitled to receive this dividend as the completion of the Subsequent Acquisition Transaction is not anticipated to occur until after the record date for the payment of the dividend. As previously announced by the Company, the Company has suspended its dividend and, as such, holders of Shares who do not validly tender to the Offer prior to the Expiry Time will not be entitled to, and will not receive, a dividend for the first quarter of 2016 from either the Company or Suncor.

6.	Manner of Acceptance

Shares not previously tendered to the Offer prior to 4:00 p.m. (Calgary time) on February 5, 2016 may be deposited under the Offer in accordance with the provisions under Section 3 of the Offer, “Manner of Acceptance”. Shareholders should tender their Shares to the Offer, as hereby amended, by using the Letter of Transmittal or Notice of Guaranteed Delivery that accompanied the Original Offer and Circular, which were also filed on October 5, 2015 under the Company’s SEDAR profile at www.sedar.com.

7.	Take Up and Payment for Deposited Shares

The Offeror will take up and pay for Shares validly deposited and not withdrawn prior to the new Expiry Time of 5:00 p.m. (Calgary time) on February 22, 2016, in the manner set forth under Section 7 of the Offer, “Take Up and Payment for Deposited Shares”.

8.	Right to Withdraw Deposited Shares

Applicable Securities Laws provide that Shareholders may withdraw Shares tendered in acceptance of the Offer, that have not already been taken-up and paid for, at any time before the date that is ten days from the deemed date of this Notice of Extension and Change, being 11:59 p.m. (Vancouver time) on February 18, 2016. Accordingly, the Offeror may take up and pay for any Shares tendered in acceptance of the Offer commencing at any time following the expiry of these withdrawal rights. Shareholders have the right to withdraw Shares deposited pursuant to the Offer under the circumstances and in the manner described under Section 9 of the Offer, “Right to Withdraw Deposited Shares”.

2

9.	Amendments and Variations to Offer Documents

The Offer Documents shall be read together with this Notice of Extension and Change in order to give effect to the amendments and variations to the Offer Documents set forth herein.

10.	Offerees’ Statutory Rights

Securities legislation of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

11.	Additional Documents Filed with the SEC as Part of the Registration Statements

The Offeror has filed two registration statements (“Registration Statements”) under the U.S. Securities Act, which cover the Offeror Common Shares to be offered to Shareholders that are residents of the United States, with the SEC on Form F-80. The Registration Statements, including amendments and exhibits, are available to the public free of charge at the SEC’s website at www.sec.gov. The following documents have been filed with the SEC in connection with this Notice of Extension and Change as part of such Registration Statements: (a) the fourth quarter report of Suncor dated February 3, 2016 in respect of its unaudited financial results for the three and twelve month periods ended December 31, 2015, and (b) the updated consent of PricewaterhouseCoopers LLP. The unaudited financial results of Suncor for the three and twelve month periods ended December 31, 2015 incorporated by reference in the Offer and Circular have been prepared by, and are the responsibility of, Suncor’s management. PricewaterhouseCoopers LLP has not completed an audit or review of these unaudited financial results. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

12.	Directors’ Approval

The contents of this Notice of Extension and Change have been approved and the sending thereof to the Shareholders and the holders of Convertible Securities has been authorized by the Offeror Board.

3

The Information Agent for the Offer is:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021

31 Adelaide Street East

Toronto, Ontario M5C 3H2

Attn: Corporate Actions

By Registered Mail, Hand or by Courier

Calgary	Toronto

600, 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attn: Corporate Actions	100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attn: Corporation Actions

Toll Free in North America: 1-800-564-6253

Collect Outside of North America: 1-514-982-7555

Facsimile: 1-905-771-4082

Email: corporateactions@computershare.com

The Dealer Managers for the Offer are:

J.P. MORGAN SECURITIES CANADA INC. Toll Free in North America: 1-888-270-2178 Outside of North America: 1-403-532-2134	CIBC WORLD MARKETS INC. Toll Free in North America: 1-844-670-8949 Outside of North America: 1-416-956-3001

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

Under Section 124 of the Canada Business Corporations Act (the “CBCA”), a corporation may indemnify a present or former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. Each of the aforementioned individuals are entitled to the indemnification provided above from a corporation as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfills conditions (i) and (ii) above. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in (i) and (ii) above. The indemnification or the advance of any moneys may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met. Under the CBCA, a corporation may purchase and maintain insurance for the benefit of any of the aforementioned individuals against any liability incurred by the individual in their capacity as a director or officer of the corporation, or in their capacity as a director or officer, or similar capacity, of another entity, if the individual acted in such capacity at the corporation’s request.

In accordance with the CBCA, the by-laws of the Registrant provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer, or in a similar capacity, of another entity, and the heirs and legal representatives of such a person, to the extent permitted under the CBCA. The Registrant also has agreements with each director and officer to provide indemnification to the extent permitted under the CBCA.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers of the Registrant for losses as a result of claims based upon their acts or omissions as directors and officers, including liabilities under the Securities Act, and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the CBCA. The directors and officers are not required to pay any premium in respect of the insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this Registration Statement No. 2 is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

(a)

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

(b)

Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

2.	Consent to Service of Process

The Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 22, 2016. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1*	Letter of Transmittal, dated October 5, 2015 (incorporated herein by reference to Exhibit 1.1 to the Initial Registration Statement).

1.2*	Notice of Guaranteed Delivery, dated October 5, 2015 (incorporated herein by reference to Exhibit 1.2 to the Initial Registration Statement).

1.3*	Letter to Shareholders, dated October 5, 2015 (incorporated herein by reference to Exhibit 1.3 to the Initial Registration Statement).

1.4*	Press release, dated October 5, 2015 (incorporated herein by reference to Exhibit 1.4 to the Initial Registration Statement).

2.1*	Support Agreement, dated January 17, 2016, between Suncor Energy Inc. and Canadian Oil Sands Limited.

3.1*	Audited consolidated financial statements for the year ended December 31, 2014, dated February 24, 2015 (incorporated herein by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 40-F filed with the Commission on February 27, 2015 (the “Form 40-F”)).

3.2*	Management’s discussion and analysis for the year ended December 31, 2014, dated February 26, 2015 (incorporated herein by reference to Exhibit 99.2 to the Form 40-F).

3.3*	Annual information form dated February 26, 2015 for the year ended December 31, 2014 (incorporated herein by reference to the Form 40-F).

3.4*	Management proxy circular dated February 26, 2015 in connection with the annual general meeting of the Registrant’s shareholders held on April 30, 2015 (incorporated herein by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 6-K filed with the Commission on February 27, 2015).

3.5*	Unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2015 (incorporated herein by reference to Exhibit 99.3 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on July 30, 2015 (the “June 30 Form 6-K”)).

3.6*	Management’s discussion and analysis for the three and six month periods ended June 30, 2015, dated July 29, 2015 (incorporated herein by reference to Exhibit 99.2 to the June 30 Form 6-K).

3.7*	Unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2015 (incorporated herein by reference to Exhibit 99.3 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on October 29, 2015 (the “September 30 Form 6-K”)).

3.8*	Management’s discussion and analysis for the three and nine month periods ended September 30, 2015, dated October 28, 2015 (incorporated herein by reference to Exhibit 99.2 to the September 30 Form 6-K).

3.9	Report to Shareholders for the period ended December 31, 2015 (incorporated herein by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on February 4, 2016).

4.1*	Consent of GLJ Petroleum Consultants Ltd.

4.2*	Consent of Sproule Associates Limited, Sproule Unconventional Limited, Sproule International Limited.

4.3	Consent of PricewaterhouseCoopers LLP.

4.4*	Consent of Blake, Cassels & Graydon LLP.

*	Previously filed with or incorporated by reference into Registration Statement No. 2.

5.1*	Powers of Attorney for Steven W. Williams, Alister Cowan, James W. Simpson, Mel E. Benson, Jacynthe Côté, W. Douglas Ford, John D. Gass, John R. Huff, Maureen McCaw, Michael W. O’Brien, Eira M. Thomas and Michael M. Wilson (incorporated herein by reference to the signature page of the Initial Registration Statement).

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, Province of Alberta, country of Canada, on this eighth day of February, 2016.

SUNCOR ENERGY INC.

By:	/s/ Alister Cowan
Alister Cowan
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to Registration Statement No. 2 has been signed by the following persons in the capacities and on the dates indicated.

/s/ Steven W. Williams Steven W. Williams February 8, 2016	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Alister Cowan Alister Cowan February 8, 2016	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* James W. Simpson February 8, 2016	Chair of the Board of Directors

* Mel E. Benson February 8, 2016	Director

* Jacynthe Côté February 8, 2016	Director

* W. Douglas Ford February 8, 2016	Director

* John D. Gass February 8, 2016	Director

* John R. Huff February 8, 2016	Director

* Maureen McCaw February 8, 2016	Director

* Michael W. O’Brien February 8, 2016	Director

* Eira M. Thomas February 8, 2016	Director

* Michael M. Wilson February 8, 2016	Director

*

Pursuant to the powers-of-attorney filed as Exhibit 5.1 to the Initial Registration Statement and incorporated by reference into this registration statement, Alister Cowan, as attorney-in-fact, does hereby sign this Post-Effective Amendment No. 1 to Registration Statement No. 2 on behalf of each person named above whose name is preceded by an asterisk, in each case in the capacities and on the dates indicated.

By:	/s/ Alister Cowan
Alister Cowan

Attorney-in-fact for the persons indicated
February 8, 2016

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Post-Effective Amendment No. 1 to Registration Statement No. 2, solely in the capacity of the duly authorized representative of Suncor Energy Inc. in the United States, on this eighth day of February, 2016.

SUNCOR ENERGY (U.S.A.) INC.	Authorized Representative
in the United States

/s/ Shawn Poirier
Name: Shawn Poirier
Title: Assistant Secretary